# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-035186
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 426,989; sole dispositive power 0; shared dispositive power 426,989; aggregate amount beneficially owned 426,989 (6.98% of the class)
  Comment: Based upon the Issuer's definitive proxy statement, filed with the SEC on September 16, 2026, there were 6,116,391 Common Shares issued and outstanding as of September 14, 2026, which reflects the impact of the Reverse Stock Split.
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 415,000; sole dispositive power 0; shared dispositive power 415,000; aggregate amount beneficially owned 415,000 (6.79% of the class)
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 426,989; sole dispositive power 0; shared dispositive power 426,989; aggregate amount beneficially owned 426,989 (6.98% of the class)

## Item 1. Issuer
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, CALIFORNIA, 92121

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund"), and (iii) James Silverman (collectively, the "Reporting Persons"). The Fund directly holds 415,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Gossamer Bio, Inc. (the "Issuer"). The Adviser, as investment adviser to the Fund and a separately managed account, and Mr. Silverman, as the controlling person of the Adviser, may be deemed to beneficially own an aggregate of 426,989 shares of Common Stock, consisting of 415,000 shares held directly by the Fund and 11,989 shares held in a separately managed account. The filing of this statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this statement for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Delaware James Silverman - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 426,989.00
Percent of class: 6.98 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 426,989.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 426,989.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Opaleye, L.P. and the separately managed account client have the right to receive dividends and sale proceeds from their respective holdings. Only Opaleye, L.P.'s interest exceeds 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (11/06/2026)
- Opaleye, L.P.: Opaleye GP LLC, its general partner /s/ James Silverman, Managing Member (11/06/2026)
- James Silverman: /s/ James Silverman, Individually (11/06/2026)